Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company:

A.G. Edwards, Inc.

Commission File No.: 1-8527

Date: May 31, 2007

This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”) and A.G. Edwards, Inc. (“A.G. Edwards”) and the combined company following the proposed merger between Wachovia and A.G. Edwards (the “Merger”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger, (ii) statements relating to the benefits of the merger between Wachovia and Golden West Financial Corporation (“Golden West”) completed on October 1, 2006 (the “Golden West Merger”), including future financial and operating results, cost savings, enhanced revenues and the accretion to reported earnings that may be realized from the Golden West Merger, (iii) statements regarding certain of Wachovia’s and/or A.G. Edwards’ goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of Wachovia’s credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and A.G. Edwards in connection with the Merger or the businesses of Wachovia and Golden West in connection with the Golden West Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the risk that expected revenue synergies and cost savings from the Merger or the Golden West Merger may not be fully realized or realized within the expected time frame; (3) the risk that revenues following the Merger or the Golden West Merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger or the Golden West Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the inability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of A.G. Edwards’ shareholders to approve the Merger; (7) risk that the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or A.G. Edwards conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s and A.G. Edwards’ brokerage and capital markets activities. Additional factors that could cause Wachovia’s and A.G. Edwards’ results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and A.G. Edwards’ Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Merger or other matters and attributable to Wachovia or A.G. Edwards or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and A.G. Edwards do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed Merger will be submitted to A.G. Edwards’ shareholders for their consideration. Wachovia will file a registration statement with the SEC, which will include a proxy statement/prospectus regarding the proposed Merger. A.G. Edwards’ shareholders are urged to read the registration statement and the proxy statement/prospectus when they become available, as well as any other relevant documents concerning the proposed Merger filed with the SEC (and any amendments or supplements to those documents), because they will contain important information. You will be able to obtain a free copy of the registration statement and the proxy statement/prospectus, as well as other filings containing information about Wachovia and A.G. Edwards, at the SEC’s website (http://www.sec.gov) and at the companies’ respective websites, www.wachovia.com and www.agedwards.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-383-0798; or to A.G. Edwards, Inc., Investor Relations, One North Jefferson Avenue, St. Louis, MO 63103, (314) 955-3000.

Wachovia and A.G. Edwards, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of A.G. Edwards in connection with the proposed Merger. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2007 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 9, 2007. Information about the directors and executive officers of A.G. Edwards is set forth in the proxy statement for A.G. Edwards’ 2007 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on May 15, 2007. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Merger may be obtained by reading the proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

THE FOLLOWING ARE MATERIALS USED IN A PRESENTATION HELD ON MAY 31, 2007 REGARDING THE MERGER

Wachovia Logo Here A.G. Edwards Logo

Here

Retail Brokerage

Defining the End Game

Presentation to Investors

May 31, 2007

The retail brokerage landscape

Brokers currently capture 57% of $20 trillion in U.S. investable assets

Unprecedented opportunity to capture and capitalize on substantial “money in motion”

- $577 billion in 2007 retirement and intergenerational transfers are projected to grow at a 20% CAGR to $950 billion+ by 2010

Favorable customer dynamics and demographic trends driving growth

- Affluent households growing as a percentage of total U.S. households

55% use a full-service broker for advice

Expanded distribution network provides additional opportunities to:

- Leverage investment banking origination and retail brokerage distribution strengths to provide new products for investors

- Increase the cross-sell of banking products to brokerage customers

Enhanced scale improves overhead efficiency and enables additional investment in the brokerage platform driving an improved advisor and client experience

Source: SIA, Cerulli Associates, 2006.

Page 1 - 5046, Retail Brokerage; Defining the End Game

Highlights

Strategically Compelling

Rare opportunity to create the second largest retail brokerage firm in the U.S.

- A.G. Edwards is the largest remaining independent brokerage

U.S. market share of brokerage revenues increases to 14% within the Top 50 MSAs

- Strengthens market penetration in 48 of the top 50 MSAs

- Market share in 10 fastest-growing MSAs nearly doubles from 7% to 12%

Expanded distribution improves ability to capitalize on baby boomer retirement opportunity and drive increased sales of banking products and new investment products developed by investment banking

Complements and accelerates Wachovia branding for Western and Texas banking expansion

Financially Attractive

IRR of 24%

Accretive to cash and operating EPS in 2008

$2.0 billion in excess capital available at close

Improves mix of faster growing market-related revenues

Enhanced scale allows for improved efficiencies with continued reinvestment

Low Risk Transaction

Complementary customer and broker-friendly sales and service models

Common systems: both companies operating on Thomson Beta system

Integration expertise demonstrated by Wachovia Securities/Prudential Securities joint venture

Senior management team to be composed of members from both organizations

Page 2 - 5046, Retail Brokerage; Defining the End Game

Transaction summary

Consideration $6.9 billion*, 60% stock and 40% cash

Excess Capital $2.0 billion available at closing

Brand Wachovia Securities

Brokerage Headquarters St. Louis, MO

Brokerage Chairman Robert Bagby

Brokerage CEO Danny Ludeman

Earnings Impact $0.02 accretive to 2008 cash EPS and

$0.05 accretive to 2009 cash EPS

IRR 24%

Timing Expected closing 4Q07

Approvals Normal regulatory approvals including Hart-Scott-Rodino and NASD and A.G. Edwards shareholder approval

Breakup Fee $270 million termination fee payable to Wachovia in certain circumstances

*Based on Wachovia’s closing stock price on May 30, 2007.

Page 3 - 5046, Retail Brokerage; Defining the End Game

Focused, experienced management team

Capital Management Group

David Carroll (WB)

Wachovia Securities*

Robert Bagby, Chairman (AGE)

Danny Ludeman, CEO (WB)

Merger Integration

Steering Committee

COO*

Doug Kelly (AGE)

CFO*

David Hopkins (WB)

Private Client Group*

Jim Hays (WB)

Financial Services Group*

Brand Meyer (WB)

Peter Miller (AGE)

Balance of Senior Leaders

To Be Announced By June 16, 2007

*Post consummation.

Page 4—5046, Retail Brokerage; Defining the End Game

Similar cultures and entrepreneurial focus provide upside opportunity

Similar customer and advisor-focused models

– Both firms have strong regional firm histories with strong emphasis on the client experience

– Entrepreneurial cultures and advisor loyalty are the foundations of success

Senior management team experienced at driving both organic and acquired growth

Market strategy focused on Top 50 MSAs coupled with strong local market presence

– Well positioned in key affluent markets and retirement cities

Opportunities to leverage one another’s respective strengths

– Wachovia: fee-based planning, banking product offerings including FDIC deposit sweeps and additional investment products developed through CIB

– A.G. Edwards: advisor training and “best-in-class” customer and advisor loyalty practices

Page 5—5046, Retail Brokerage; Defining the End Game

Combined brokerage firm statistics

Combined

Revenues – LTM ($MM) $ 5,250 $ 3,110 $ 8,360

Client Assets ($ Billions) $ 773 $ 374 $ 1,147

Headquarters Richmond, VA St. Louis, MO St. Louis, MO

Distribution

Brokerage Offices 768 744 1,512

Series 7 Reg. Reps (RR) 8,166 6,618 14,784

Total Reg. Reps 10,687* 6,618 17,305

# of Employees 15,708 15,338 31,046

Support Staff to RR 0.99 1.25** 1.07**

FDIC Penetration*** 84% 20% 58%

* Includes Series 6 licensed representatives that are General Banking employees. **Excludes AGE’s capital markets employees.

***FDIC sweep balances divided by total eligible sweep balances.

Page 6—5046, Retail Brokerage; Defining the End Game

Creates 2nd largest retail brokerage firm

($ in billions)

Net Series 7

Revenue Client Registered

Major Players(LTM) Assets Reps

Merrill Lynch (GPC)* $ 11.9 $ 1,503 15,930

Wachovia / A.G. Edwards 8.4 (#2) 1,147 (#3) 14,784 (#2)

Citigroup (Smith Barney) 8.4 1,277 13,009

Morgan Stanley (GWM)** 5.6 690 7,993

Wachovia Securities 5.3 773 8,166

UBS (Wealth Mgt. US) 4.9 773 7,974

A.G. Edwards 3.1 374 6,618

Raymond James 1.8 198 4,650

LTM = last twelve months, data as of 3/31/07.

*Merrill’s client assets exclude $145B in non-US assets. Merrill’s net revenue represents Global Private Client (GPC) revenue only and excludes Investment Management revenue (i.e. Blackrock JV and other interests).

**Quarter ended 2/28/07. Excludes investment banking revenue.

Page 7—5046, Retail Brokerage; Defining the End Game

Deepens leading market share and

complements banking distribution

Estimated combined market share of 14%*

Deepens market

penetration in 48 of Top 50

MSAs

– Strength in key

affluent markets and

retirement cities

25% of AGE revenues

from CA, FL and TX

Market share increases to

12% in 10 fastest-growing

MSAs**

Complementary major and

local markets strategy

– WB: 53% of branches and

65% of advisors in Top 50

MSAs

– AGE: <50% of branches

and >50% of advisors in

Top 50 MSAs

A.G. Edwards

Wachovia

Source: McLagan, 2006 data.

*Market share estimate excludes WB bank channel (ISG) and is based on the percentage share of retail brokerage revenues in the Top 50 MSAs.

**5-year projected population growth estimates. Source: U.S. Census Bureau and Wachovia Securities Economics.

Page 8—5046, Retail Brokerage; Defining the End Game

Leveraging proven success: WB Securities’

momentum driven by consistent focus on key strategies

Annualized Revenue per Series 7 Reg Rep

($ thousands)

$ 688

$ 620

$ 557

$ 504 $ 507

2003 2004 2005 2006 1Q07

Recurring Revenue as a % of

Total Revenue

61% 60%

58%

50%

39%

2003 2004 2005 2006 1Q07

FDIC Sweep Deposit Balances*

($ billions)

$ 30 $ 31 $ 31

$ 28

$ 15

2003 2004 2005 2006 1Q07

Total Broker Client Assets

($ billions)

$ 760 $ 773

$ 653 $ 684

$ 603

2003 2004 2005 2006 1Q07

*2004 – 2005 originally reported balances.

Page 9—5046, Retail Brokerage; Defining the End Game

Leveraging proven success: WB Securities’

momentum driven by consistent focus on key strategies

Loan Production

($ millions)

$ 3,895

$ 2,772

$ 1,917

$ 1,115

2004 2005 2006 1Q07

Deposit Production – Bank Channel

($ millions)

$ 2,068

$1,343

$ 909

$ 556

2004 2005 2006 1Q07

Managed Account Assets /

Total Client Assets

18% 18%

16%

13%

11%

2003 2004 2005 2006 1Q07

Pre-Tax Margin*

29%

25%

18%

15% 14%

2003 2004 2005 2006 1Q07

*Pre-Tax Margin excluding merger-related and restructuring expense.

Page 10—5046, Retail Brokerage; Defining the End Game

# Significant upside opportunity exists to leverage Wachovia Securities' momentum

**Annualized Revenue / Series 7 Registered Rep***
***($ thousands)***



$522
$613
$703
$688
A.G. Edwards
Combined
Peer Group Avg
WB Securities

**Client Assets** / Series 7 Reg. Rep.**
***($ millions)***



$57
$72
$81
$80
A.G. Edwards
Combined
Peer Group Avg
WB Securities

**Fee Based Assets / Client Assets**



12%
16%
22%
18%
A.G. Edwards
Combined
Peer Group Avg
WB Securities

**Pre-Tax Margin*****



17%
23%
17%
27%
A.G. Edwards
Combined
Peer Group Avg
WB Securities

*Last twelve months of reported results. Peer group average composed of Citigroup (Smith Barney), Merrill Lynch (GPC), Morgan Stanley (GWM), Raymond James, UBS (US Wealth Mgmt), A.G. Edwards and Wachovia Retail Brokerage.*
**Last reported quarter's annualized revenues divided by average Series 7 registered representatives.*
***Client assets excluding CCG (clearing assets).*
***Pre-tax margin excludes merger-related and restructuring expenses for WB.*

Page 11 - 5046, Retail Brokerage; Defining the End Game

Wachovia has proven brokerage integration experience

Merger/acquisition history from 1998 to present

– Wheat First Butcher Singer – JW Genesis

– EVEREN Capital – IJL Wachovia

– First Albany Co. – Wachovia/Prudential Joint Venture

Delivered on goals stated in WB/Prudential Investor Presentation*

Expense Synergies

Stated Goal: $364 million pre-tax

$364 $364+

Announced Actual

One-Time Charges

Stated Goal: $1,868 million pre-tax

$1,868 $1,689 $1,492

Announced Revised Actual

*Projected goals at transaction announcement on February 19, 2003 and assumed a marginal tax rate of 39.6%.

Page 12—5046, Retail Brokerage; Defining the End Game

Financial assumptions

Fixed Exchange Ratio 0.9844 WB shares plus $35.80 of cash per AGE share

EPS Assumptions/Growth First Call estimates for 2007 and 2008*, and First Call long-term EPS growth rates of 8.9% for WB and 11.5% for A.G. Edwards thereafter

Expense Efficiencies Estimated $395 million after-tax

One-Time Costs Estimated $860 million after-tax

Net Revenue Assumption Assumes impact of broker attrition largely offset by revenue benefits from FDIC sweep balances and improved asset mix

Targeted Capital Ratios Tangible:** 4.7% (estimated 4.7% at close) Leverage: 6.0% ( > 6.0% at close)

Other Assumes no capital contribution by Prudential (see pp 26)

*Assumes calendar year convention of earnings estimates, see page 14 for additional details. **Tangible common equity divided by tangible assets, excluding FAS 115/133/138.

Page 13—5046, Retail Brokerage; Defining the End Game

Pro forma earnings

($ in millions after-tax) 2008E 2009E

Wachovia Cash Earnings* $ 10,142 $ 10,639

A.G. Edwards Cash Earnings* 390 435

Expense Efficiencies net of Funding and other Costs 136 220

Combined Cash Earnings* $ 10,669 $ 11,294

New and existing DBI & other Intangible Amortization(207)(144)

Combined Operating Earnings** $ 10,462 $ 11,149

One-time Transaction Expenses***(508)(251)

Combined GAAP Earnings $ 9,953 $ 10,899

Not a projection.

*Illustrates net income applicable to common shareholders before merger-related and restructuring expenses, intangible amortization and preferred dividends; assumes WB 2008 First Call consensus estimates of $5.40 per share and consensus 5-year operating EPS growth expectations of 8.9%; assumes AGE First Call consensus estimates of $4.64 per share for 2008 x 2/12s plus $5.11 per share x 10/12s for 2009 and AGE consensus 5-year operating EPS growth expectation of 11.5%. Assumes all excess capital above targeted ratios used to fund cash portion of merger consideration. **Illustrates net income applicable to common shareholders before merger-related and restructuring expenses and preferred dividends.

***One-time expenses associated with prior transactions expected to be $58 million after-tax in 2008.

Page 14—5046, Retail Brokerage; Defining the End Game

Pro forma EPS and IRR

(share count in millions) 2008E 2009E

Combined Average Fully Diluted Shares* 1,935 1,884

Combined Cash EPS** $ 5.51 $ 5.99

Wachovia Implied Consensus Cash EPS*** $ 5.49 $ 5.94

Wachovia Accretion / (Dilution) $ 0.02 $ 0.05

Combined Operating EPS**** $ 5.41 $ 5.92

Wachovia Consensus Operating EPS $ 5.40 $ 5.88

Wachovia Accretion / (Dilution) $ 0.01 $ 0.04

IRR (See Appendix page 24) = 24%

Not a projection.

*Assumes average fully diluted share count for WB stand-alone of 1,847 million in 2008 and 1,790 million in 2009 and AGE stand-alone of 78 million (76 million WB shares at 0.9844 exchange ratio), using assumptions on pages 13 and 14. **Illustrates combined net income applicable to common shareholders before merger-related and restructuring expenses, intangible amortization and preferred dividends, using assumptions on page 13 and 14.

***Based on First Call operating EPS consensus estimates as of May 30, 2007 excluding intangible amortization.

****Illustrates combined net income applicable to common shareholders before merger-related and restructuring expenses and preferred dividends, using assumptions on pages 13 and 14.

See pages 13-14 for additional assumptions.

Page 15—5046, Retail Brokerage; Defining the End Game

Achievable expense efficiencies assumed

Expect annual expense efficiencies of $395 million after-tax by 2009

– 20% of Combined expense base excluding RR compensation*

– Assumes an estimated 25% of Combined non-Series 7 Registered Rep. positions will be reduced

– Assumes up to a net 230 brokerage office consolidations over a 3 year period

($ in millions) Pre-tax After-tax**

Personnel $ 336 $ 206

Occupancy 47 29

Technology 39 24

Other 223 136

Total $ 645 $ 395

Expect to realize approximately 50% in 2008 and 100% in 2009

*Wachovia’s 2006 Retail Brokerage sub-segment expenses excluding Series 7 Registered Representative compensation plus A.G. Edwards’ 2007 fiscal year expenses excluding Series 7 Registered Representative compensation.

**Assumes marginal tax rate of 38.5%.

Page 16—5046, Retail Brokerage; Defining the End Game

One-time merger-related costs

Expect total one-time cash costs of $860 million after-tax

Exit Cost

($ in millions) P&L PAAs Total*

Personnel $ 426 $ 67 $ 493

Technology, Occupancy and Equip 202 43 245

Other 112 10 122

Total $ 740 $ 120 $ 860

Estimated recognition of cash costs

–$ 740 million after-tax merger-related and restructuring expenses through P&L: assumed 5% in 2007, 61% in 2008 and 34% in 2009

–$ 120 million in exit cost PAAs to goodwill: assumed 5% in 2007 and 95% in 2008

Fair market value adjustments and standard purchase accounting adjustments

*Total pre-tax one-time cash charges of $1,400 million: $1,204 million pre-tax merger-related/restructuring expenses through P&L, $196 million pre-tax PAAs to goodwill reflecting integration costs relating to A.G. Edwards operations. Assumes marginal tax rate of 38.5%.

Page 17—5046, Retail Brokerage; Defining the End Game

In summary

Strategically Compelling

Rare opportunity to create the second largest retail brokerage firm in the U.S.

– A.G. Edwards is the largest remaining independent brokerage

U.S. market share of brokerage revenues increases to 14% within the Top 50 MSAs

– Strengthens market penetration in 48 of the top 50 MSAs

– Market share in 10 fastest-growing MSAs nearly doubles from 7% to 12%

Expanded distribution improves ability to capitalize on baby boomer retirement opportunity and drive increased sales of banking products and new investment products developed by investment banking

Complements and accelerates Wachovia branding for Western and Texas banking expansion

Financially Attractive

IRR of 24%

Accretive to cash and operating EPS in 2008

$2.0 billion in excess capital available at close

Improves mix of faster growing market-related revenues

Enhanced scale allows for improved efficiencies with continued reinvestment

Low Risk Transaction

Complementary customer and broker-friendly sales and service models

Common systems: both companies operating on Thomson Beta system

Integration expertise demonstrated by Wachovia Securities/Prudential Securities joint venture

Senior management team to be composed of members from both organizations

Page 18—5046, Retail Brokerage; Defining the End Game

Appendix

A.G. Edwards overview

Retail brokerage industry peer comps

Retail brokerage industry: Growing demand for advice

Wachovia Securities Retail Brokerage: Strategies

to drive revenue growth

Merger integration timeline

Merger project office

Wachovia Securities joint venture: Prudential options

IRR detail

Page 19—5046, Retail Brokerage; Defining the End Game

A.G. Edwards overview

Company snapshot

Headquartered in St. Louis, MO

A.G. Edwards has 15,338 employees

including 6,618 FAs located in

744 offices

$374 billion in client assets

Primary Business Lines:

– Securities and commodities brokerage

– Asset management

– Investment banking

– Trust services

– Retirement services

– Insurance product sales

A.G. Edwards Trust, a federally

chartered savings bank, provides

investment advisory, portfolio

management, and trust services

Operates small securities broker

dealer in London and four private

equity partnerships

Source: Public Filings. 2007 year ended February 28, 2007.

2007 Revenue Breakdown

41%

7%

9%

33%

3%

7%

Asset Management

& Service Fees

Principal

Transactions

Investment

Banking

Net Interest

Commissions

Other

Page 20—5046, Retail Brokerage; Defining the End Game

Retail brokerage industry peer comps

Smith UBS Wealth Raymond Wachovia Pro Forma Merrill Barney Morgan Management James Securities A.G. Edwards Combined Lynch*(Citigroup) Stanley USA Financial

# of Series 7 Registered Reps 8,166 6,618 14,784 15,930 13,009 7,993 7,974 4,650 Client Assets ($B) $773 $374 $1,147 $1,503 $1,277 $690 $774 $198 Assets/Registered Rep ($MM)* $80 $57 $72 $108 $98 $87 $98 $42 Net Revenues - LTM ($MM) $5,250 $3,110 $8,360 $12,109 $8,419 $5,592 $4,913 $1,810 Annualized Revenues/R.R. (000’s)*** $688 $522 $613 $790 $687 $748 $660 $405 Pre-Tax income - LTM ($MM) $1,405 $521 $1,926 $2,664 $1,797 $688 $465 $199 Pre-Tax Margin - LTM 27% 17% 23% 22% 21% 12% 9% 11% Full Service Branches 768 744 1,512 630 638 451 457 1,235 Leverage**** 6.1% 43% 4% 4% 3% 2% 14%

LTM = last twelve months of reported results.

*Excludes $145B in non-US assets. Net revenues represent GPC revenue only. **Wachovia Securities excludes CCG (clearing) assets.

**Annualized revenues per registered representative = annualized revenue / average of current and prior quarter registered rep. head count. ***Total Company reported leverage ratios, defined as tangible equity/average tangible assets.

Page 21—5046, Retail Brokerage; Defining the End Game

Retail brokerage industry

Growing demand for advice

Aging demographics point to a growing demand for advice

Demand for Advice Increases with Age

(Type of Brokerage Firm Used)

Seniors 23.20% 58.60% 18.20% Boomers 33.40% 43.90% 22.70% Gen X 39.20% 41.30% 19.50% Gen Y 43.90% 44.40% 11.60%

0% 20% 40% 60% 80% 100% Just a Direct Firm Just a Full Service Firm Both

Source: Forrester Research, 2006.

Preferred Provider of Advice for Affluent Client

55% 55% 55% Wachovia Securities spans

4	of the most preferred Managing Finances sources for affluent advice Planning for Retirement

45%

35%

23% 25% 19% 17% 17%17% 15% 15% 11%12%

9% 10% 9% 9%

6% 4% 5% 4% 5%

5% 2%

-5% No Help Other Insurance Discount Stockbroker Indep. FA Full Service Bank/Trust Attorney Accountant Co. Broker FA Co.

Source: SIA, Cerulli Associates, 2006.

Page 22—5046, Retail Brokerage; Defining the End Game

Wachovia Securities Retail Brokerage

Strategies to drive revenue growth

Attract, retain and excite a talented and diverse workforce

Improve broker productivity

– New client acquisition

– Cross-sell strategies

Provide an “Envision” investment plan to every affluent client

Grow managed assets and recurring revenues

Focus on customer service

Cross-enterprise product sales

Become the top U.S. Brokerage Firm

in financial advisor and client loyalty

Maintain a pre-tax margin in excess of 20%

GOALS:

Page 23—5046, Retail Brokerage; Defining the End Game

# Merger integration timeline
## Golden West integration unaffected

### Same disciplined, deliberate and methodical process as in the Golden West integration

| | 2Q 2007 | 3Q 2007 | 4Q 2007 | 2008 | 2009 |
|---|---|---|---|---|---|
| Golden West Integration | ▪ Complete brokerage, insurance and mutual fund conversions | ▪ 1st regional deposit conversion<br>▪ Convert payroll and systems | ▪ Complete Western & Central deposit conversions | 1Q08<br>▪ Complete Eastern deposit conversions<br>2Q08<br>▪ Finish rebranding<br>▪ Integration complete | |
| A.G. Edwards Integration | ▪ Integration team formed<br>▪ Detailed planning | ▪ Systems testing begins | ▪ Legal closing | ▪ Convert payroll and benefits systems<br>▪ Rebranding begins<br>▪ Brokerage system conversion<br>▪ Brokerage office updates/ consolidations | ▪ Integration complete |

Page 24 - 5046, Retail Brokerage; Defining the End Game

# Merger project office



Wachovia Corporation
K. Thompson – Chairman and CEO
Capital Management Group
Merger Steering Committee Strategy/Authority
D. Carroll, R. Bagby
D. Ludeman, D Kelly
Focus: Strategy & Oversight
Merger Project Office
Focus: Merger Coordination
Line of Business and Staff Transition Managers – Full Time
Staff Support Function Transition Managers
Enterprise Focus Area Transition Managers
Focus: Planning & Implementation
Private Client Group
Independent Brokerage Group
Financial Services Group
Operations
Risk
Technology
Finance
Legal
Communications
HR
Compliance
Marketing
Tech/Ops
Training
Legal
HR
Corp & Inv Banking
Corp. Real Estate
Risk
Audit
Communications

Page 25 - 5046, Retail Brokerage; Defining the End Game

Wachovia Securities joint venture

Prudential options

Prudential to elect one of the following options:

Make an additional capital contribution

– Prudential can elect any level of ownership up to 38%

– Contribution amount would be based on “appraised value” of the acquired business

– Prudential would also contribute pro rata share of qualified one-time costs

Make no capital contribution and be diluted

– Requires valuation of both A.G. Edwards and existing joint venture. Prudential relative ownership level determined based on “appraised value”

– Prudential would pay pro rata share of qualified one-time costs based on ownership level

Exercise its “Lookback” option

– Prudential can elect to not contribute and reserve the right to make a contribution and

“true-up” ownership or put its interest for two years

– Requires valuation of both A.G. Edwards and existing joint venture. Future contribution, if exercised, based on current valuation levels

– Prudential would not receive any ‘carry’ during the Lookback period; share in earnings and one-time costs during Lookback period based on diluted ownership level

Exercise Put Right

– Acceleration of ability to “put” its stake to Wachovia

– Put consideration to be determined based on appraised value of the joint venture excluding the value of the A.G. Edwards business

Page 26—5046, Retail Brokerage; Defining the End Game

IRR detail

IRR to Wachovia

($ in millions) 4Q07 2007 2008 2009 2010 2011 2012 IRR

Aggregate Offer Value ($6,943) Excess Capital* 1,852

After-Tax Cash One-Times (40) (450) (251)

Expense synergies net of funding and other costs (44) 22 94 60 64 100

Incremental JV Cash Income** 119 478 499 549 605 668

Terminal Value of 2012 Income (13x) 12,628

Incremental Cash Flow($5,091) 36 49 343 609 669 13,397 24%

*AGE’s excess capital net of estimated exit costs purchase accounting adjustments available to partially fund cash portion of transaction.

**Assumes 2007 First Call Consensus estimate grown at consensus growth rate net of capital expenditures with assets grown at 7.5% and charge attributed for reducing AGE’s capital at the forward curve of fed funds as of May 30,2007. See financial assumptions in main body of presentation.

Page 27—5046, Retail Brokerage; Defining the End Game

Cautionary statement

This presentation contains certain forward-looking statements with respect to each of Wachovia and A.G. Edwards and the combined company following the proposed merger between Wachovia and A.G. Edwards (the “Merger”), as well as the goals, plans, objectives,

intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger, (ii) statements relating to the benefits of the merger between Wachovia and Golden West completed on October 1, 2006 (the “Golden West Merger”), including future financial and operating results, cost savings, enhanced revenues and the accretion to reported earnings that may be realized from the Golden West

Merger, (iii) statements regarding certain of Wachovia’s and/or A.G. Edwards’ goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of Wachovia’s credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”,

“could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forwardlooking statements: (1) the risk that the businesses of Wachovia and A.G. Edwards in connection with the Merger or the businesses of

Wachovia and Golden West in connection with the Golden West Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the risk that expected revenue synergies and cost savings from the Merger or the

Golden West Merger may not be fully realized or realized within the expected time frame; (3) the risk that revenues following the Merger or the Golden West Merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger or the Golden West Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the inability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of A.G.

Edwards’ shareholders to approve the Merger; (7) the risk that the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or A.G. Edwards conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s and A.G. Edwards’ brokerage and capital markets activities.

Additional factors that could cause Wachovia’s and A.G. Edwards’ results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and A.G. Edwards’ Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current

Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed

Merger or other matters and attributable to Wachovia or A.G. Edwards or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and A.G. Edwards do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

Page 28—5046, Retail Brokerage; Defining the End Game

Additional information

The proposed Merger will be submitted to A.G. Edwards shareholders for their consideration. Wachovia will file a registration statement with the SEC, which will include a proxy statement/prospectus regarding the proposed Merger. A.G. Edwards’ shareholders and other investors are urged to read the registration statement and the proxy statement/prospectus when they become available, as well as any other relevant documents concerning the proposed Merger filed with the SEC (and any amendments or supplements to those documents),

because they will contain important information. You will be able to obtain a free copy of the registration statement and the proxy statement/prospectus, as well as other filings containing information about Wachovia and A.G. Edwards, at the SEC’s website

(http://www.sec.gov) and at the companies’ respective websites, www.wachovia.com and www.agedwards.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained,

free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street,

Charlotte, North Carolina 28288-0206, (704) 383-0798; or to A.G. Edwards, Inc., Investor Relations, One North Jefferson Avenue, St.

Louis, MO (314) 955-3000.

Wachovia and A.G. Edwards, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of A.G. Edwards in connection with the proposed Merger. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2007 annual meeting of shareholders, as filed with the SEC on a

Schedule 14A on March 9, 2007. Information about the directors and executive officers of A.G. Edwards is set forth in the proxy statement for A.G. Edwards’ 2007 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on May 15, 2007. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Page 29—5046, Retail Brokerage; Defining the End Game